~~FOCUS~~

18007344

~~NON-PUBLIC~~

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68490

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FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 Fifth Avenue 15th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

15 Canada Square (Address) London (City) UK (State) E14 5GL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Chris Tsutsui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashmore Investment Management (US) Corporation, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

XIAO YAN CHEN NOTARY NO. 01CH6234662 QUALIFIED IN KINGS COUNTY COMM. EXP. 01/24/2019 PUBLIC STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

ASHMORE INVESTMENT MANAGEMENT
(US) CORPORATION

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2017

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION

CONTENTS

KPMG

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ashmore Investment Management (US) Corporation

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (the "Company") as of June 30, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

KPMG LLP

London
August 25, 2017

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2017

ASSETS

Assets		
Cash	$	3,484,374
Receivable from affiliates		6,337,940
Income taxes receivable		1,482,397
Other fees receivable		326,698
Total current assets		11,631,409
Property and equipment, net		227,527
Other assets		
Goodwill		4,500,000
Net deferred tax asset		3,355,568
Total other assets		7,855,568
Total assets	$	19,714,504

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued compensation	$	2,951,688
Payable to affiliates		1,190,225
Accrued expenses		338,450
Total current liabilities	$	4,480,363
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding		60
Additional paid-in capital		14,338,774
Retained earnings		895,307
Total stockholder's equity		15,234,141
Total liabilities and stockholder's equity	$	19,714,504

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2017

Revenue	$ 15,903,177
Operating expenses	
Employee and related expenses	7,883,609
Occupancy	282,019
Professional and consulting	404,862
General and administrative	815,095
Broker fees	981,394
Dues and subscriptions	23,888
Travel and entertainment	674,808
Loss on disposal of fixed assets	30,541
Depreciation and amortization	84,488
Total operating expenses	11,180,704
Profit from Operations	4,722,473
Other income	
Interest income	59
Profit before income taxes	4,722,532
Income tax (expense)	
Current	(2,253,144)
Deferred	485,638
Total income tax (expense)	(1,767,506)
Net Profit	$ 2,955,026

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2017

	Common Stock		Additional Paid - In	Retained	Total Stockholder's
	Shares	Par Value	Capital	Earnings	Equity
Balance - July 1, 2016	6,022	$ 60	$ 12,678,052	$ 2,372,442	$ 15,050,554
Prior period adjustment (Note 12)				(406,163)	$ (406,163)
Restricted share awards	-	-	2,539,421	-	2,539,421
Distribution for restricted share awards	-	-	(878,699)	-	(878,699)
Payment of Dividends				(4,025,997)	(4,025,997)
Net Profit	-	-	-	2,955,026	2,955,026
Balance - June 30, 2017	6,022	$ 60	$ 14,338,774	$ 895,308	$ 15,234,142

The accompanying notes are an integral part of these financial statements

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2017

Cash flows from operating activities:		
Net Profit	$	2,955,026
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		84,488
Restricted share awards		2,539,421
Loss on disposal of fixed assets		30,541
Deferred tax benefit		(485,638)
(Increase) Decrease in assets:		
Receivable from affiliate		3,263,553
Income tax receivable		(1,482,397)
Deferred tax assets and others		(118,534)
Other fees receivable		(326,698)
Increase (Decrease) in liabilities:		
Accrued compensation		(152,286)
Income tax due		(196,628)
Due to affiliates		1,081,993
Accrued expenses		86,220
Net cash provided by operating activities		7,279,061
Cash flows from investing activities:		
Purchase of property and equipment		(139,557)
Cash flows from financing activities:		
Vesting of shares		(878,699)
Dividend paid to parent		(4,025,998)
Net (decrease)/increase in cash		2,234,807
Cash - beginning of year		1,249,567
Cash - end of year	$	3,484,374
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	3,903,366

The accompanying notes are an integral part of these financial statements

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company provides investment marketing, management and advisory services primarily to the US markets. The Company is a wholly owned subsidiary of Ashmore Investments (UK) Limited (the "Parent"), which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) of the Customer Protection Rule, as it does not maintain customers' accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual and restricted share awards. Actual results could differ materially from those estimates.

Cash

Cash includes deposits in checking and high yield savings accounts. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2017, the Company had an uninsured cash balance of $3,484,374 with two financial institutions. The Company has not experienced any losses in such accounts.

Note 2: Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost at the date of acquisition. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter.

Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, "*Intangibles – Goodwill and Other*". Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The carrying value of Goodwill at 30 June 2017 is $4,500,000.

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting unit using a combination of the income and the market approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss. The Company performed a qualitative analysis and determined that no indicators of impairment existed for the year ended June 30, 2017.

Note 2: Summary of Significant Accounting Policies (continued)

Change in Accounting Policy

In March 2016, the FASB issued ASU No. 2016-09, "Compensation – Stock Compensation (Topic 718) – Improvements in Employee Share-Based Payment Accounting", effective for annual reporting periods beginning after December 15, 2016, and allowing for early adoption. This ASU includes provisions to simplify certain aspects related to the accounting for share-based awards and the related financial statement presentation. It also includes a requirement that the tax effect related to the settlement of share-based awards be recorded in income tax benefit or expense in the statements of operations.

Ashmore Investment Management (US) Corporation has early adopted ASU 2016-09 for the current financial year on the basis that the prescribed accounting methodology is more consistent with that applied by its indirect parent company, Ashmore Group plc, which publishes its accounts under International Financial Reporting Standards. Early adoption has no impact on brought forward retained earnings and results in a tax credit to the statement of operations of $350,163 in respect of the current financial year.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company's primary source of revenue is from marketing revenue. Marketing revenue is earned from providing marketing and investor support services to an affiliate. The Company also earned commissions and fees on the sale of mutual funds of approximately $179,000. Revenue is recognized as marketing services are rendered and when the commissions and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Restricted Share Awards

Employee restricted share awards under the Parent's Executive Omnibus Incentive Plan (the "Plan") are accounted for in accordance with the FASB ASC 718, *"Compensation Stock Compensation."* This statement defines a fair value based method of accounting for share awards. Under the fair value method, compensation cost is measured at the grant date of the shares based on the value of the award and is recognized over the service period, which is the vesting period. (See Note 7).

Note 2: Summary of Significant Accounting Policies (continued)

Income Taxes

The Company follows the provisions of FASB ASC 740, "*Accounting for Income Taxes*". The provisions of FASB ASC 740, "*Accounting for Income Taxes*", require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Deferred tax assets are also provided for carryforward losses. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. As at the year-ended 30 June 2017, no such valuation allowance was recorded.

The ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with the taxing authority. Management has analyzed the Company's tax position taken on its federal income tax returns and concluded the Company did not require a provision for any uncertain tax positions.

Fair Value of Financial Assets

The Company's financial instruments are cash, receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses. The recorded values of cash, receivable from affiliate, accrued compensation, due to affiliates, income taxes payable and accrued expenses approximate their fair values based on their short-term nature.

Note 3: Property and Equipment

Property and equipment at June 30, 2017, consists of the following:

Computer equipment	$ 87,789
Furniture and fixtures	219,078
Leasehold improvements	95,734
	402,601
Less accumulated depreciation and amortization	(175,074)
Property and equipment, net	$ 227,527

Depreciation and amortization expense related to property and equipment for the year ended June 30, 2017 was $84,488.

Note 4: Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. As of June 30, 2017 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5: Related Party Transactions

Effective March 1, 2015, the Company entered into a marketing agreement with Ashmore Group Plc ("AGL") to which the Company agreed to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") in respect of the various funds and accounts for whom AIML or its affiliates acts as the investment manager or the investment advisor. The marketing agreement was amended on July 13, 2017, effective July 1, 2016. Under this agreement, the Company will invoice AGL for marketing services provided in an amount as agreed between the Company and AGL. For the year ended June 30, 2017, the Company has earned the net amount of $15,724,177 under this agreement, which is included in revenue in the accompanying statement of operations. This one agreement accounted for 99% of the total revenue for the year ended June 30, 2017. As of June 30, 2017 the balance due from AGL was $6,157,421.

Effective November 22, 2016 the Company moved office. The original office was sub-let and the lease remains as before, leased by an affiliate on behalf of the Company. The sub-let has been agreed until the termination of the lease on 31 October, 2017. The new office space is shared with an affiliate and is also leased by an affiliate on behalf of the company. The Company's lease with the affiliate is on a month-to-month basis and the expense is split on a headcount basis. For the year ended June 30, 2017, the Company recognized $282,019 of rent and related expenses. The expense is split $116,788 attributable to the new office and $165,231 attributable to the original office space.

Note 5: Related Party Transactions (continued)

Effective July 1, 2013, the Company entered into a service agreement with Ashmore Equities Investment Management Corporation ("AEIM"), an affiliate under common ownership. The service agreement allows both entities to provide finance, legal, compliance, HR and other support services to each other and will be remunerated for such services. For the year ended June 30, 2017, AEIM provided services to the Company totalling $372,052 and the Company had a payable balance to AEIM of $621,192 as of June 30, 2017. For the year ended June 30, 2017, the Company provided services to AEIM totalling $27,332 and the Company had a receivable balance from AEIM of $180,518 as of June 30, 2017.

Effective July 1 2013, the Company entered into a service agreement with Ashmore Group plc ("AGL"), the ultimate parent of the Company. AGL is a public limited company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as information technology, human resources, legal and compliance. For the year ended June 30, 2017, AGL provided services to the Company totalling $108,000 and the Company had a payable balance to AGL of $47,807.

During the year ended 30 June 2017, the Company received cash in relation to AIML and Ashmore Investments UK Limited (AIUK). As a result, for the year ended June 30, 2017 the Company had a payable balance of $595,376 to AIML and $20,988 to AIUK.

Note 6: Employee Benefits

In March 2013, the Company established a defined contribution 401(k) plan (the "Plan") for the benefit of all employees who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations. For the year ended June 30, 2017, the Company's profit sharing contributions was $253,610.

Employees of the Company are entitled to paid vacation and sick days. At June 30, 2017, the Company accrued $45,373 in compensated absences, which are included in accrued compensation on the accompanying statement of financial condition.

Note 7: Restricted Share Awards

The 2006 Executive Omnibus Incentive Plan provides for the grant of share awards, market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees. The plan will also allow bonuses to be deferred in the form of share awards with or without matching shares. These elements can be used singly or in combination. Awards granted under the plan typically vest after five years from the date of grant.

The fair value of each award is calculated based on the average closing price of the Parent's stock for the five business days immediately prior to grant. Where the grant of restricted and matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes fully vested in the underlying shares. The fair value of the remaining awards is spread over the period from date of grant to the release date.

The following table summarizes the activity of the Company's restricted share awards as of June 30, 2017:

	Number of Shares Subject to Awards	Weighted Average Share Price	Weighted Average Remaining Contractual Term (years)
Outstanding – as of July 1, 2016	1,885,489	$4.89	2.83
Granted	630,922	$3.40	-
Vested	(143,021)	$3.94	-
Forfeited	-	-	-
Outstanding – as of June 30, 2017	2,373,390	$4.69	2.83

Compensation cost for restricted share awards charged to operations was $2,539,421 and is included in employee and related expenses in the accompanying statement of operations.

Note 7: Restricted Share Awards (continued)

As of June 30, 2017, there was $5,901,202 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plan. The cost is expected to be recognized as follows:

Year Ending June 30,	Amount
2018	1,962,058
2019	1,577,202
2020	1,289,972
2021	744,005
2022	327,965
Total	$5,901,202

Note 8: Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The federal and state income tax provision expense is summarized as follows:

Current:		
	Federal	$1,474,514
	State	778,630
		2,253,144
Deferred:	Federal	(360,695)
	State	(124,963)
		(485,638)
	Total income tax provision expense	$ 1,767,506

Note 8: Income Taxes (continued)

Tax Rate Reconciliation

Profit before tax	$4,722,532
Federal tax at statutory rate	1,605,661
State tax at statutory rate	556,314
Permanent differences	419,865
Prior period adjustment (Note 12)	(406,165)
Vesting of share based payments	(350,163)
Other	(58,006)
Total Tax	$ 1,767,506

The components of the Company's deferred tax assets (liabilities) as of June 30, 2017 are as follows:

Non-current deferred tax assets (liabilities):	Assets	Liabilities	Total
Accrued compensation	$1,351,312	$ (-)	$1,351,312
Vacation accrual	11,357	(-)	11,357
Deferred compensation on stock grants	3,292,963	(-)	3,292,963
Goodwill	-	(1,335,058)	(1,335,058)
Organization costs	27,765	(-)	27,765
Depreciation and amortization	7,229	(-)	7,229
Total non-current deferred tax assets liabilities)	$4,690,626	$ (1,335,058)	$3,355,568

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. The Company had no unrecognized tax benefits and related interest and penalties expenses.

Currently, the Company is not under examination by major tax jurisdictions. The Company is no longer subject to examination by tax authorities for the years prior to June 30, 2012.

Note 9: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2017, the Company had net capital of approximately $1,955,700, which was $1,853,788 in excess of its required net capital of $101,912. The Company's net capital ratio was 0.78 to 1.

Note 10: Litigation

The Company is a defendant in a legal proceeding related to an employment matter. The suit asks for unspecified damages and the Company intends to vigorously defend itself, and believes that the ultimate liability, if any, will not have a material adverse effect on its financial position, operations, or cash flows.

Note 11: Subsequent Events

Management has evaluated subsequent events through August 25, 2017, the date the financial statements were available to be issued. There are no material subsequent events that require recognition or additional disclosure in these financial statements.

Note 12: Prior Period Adjustment

The Company has restated opening retained earnings primarily due to an immaterial correction of a deferred tax liability relating to the differing book and tax treatment of goodwill; therefore retained earnings as of July 1, 2016 have been reduced by $406,163. Due to the restatement required to this deferred tax liability, the Company's net income for the year ended June 30, 2016 was overstated by $406,163.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2016

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2017

Total stockholder's equity	$	15,234,142
Additions		
Allowable credits – discretionary bonus accrual		2,951,688
Deductions		
Non allowable assets		
Investment in and receivables from affiliates, subsidiaries and associated partnerships		6,664,637
Property, furniture and equipment		227,527
Receivables		1,482,397
Other assets		7,855,569
Total non-allowable assets		16,230,130
Net capital	$	1,955,700
Aggregate indebtedness		
Due to affiliates	$	1,190,225
Accrued expenses	$	338,450
Total aggregate indebtedness	$	1,528,675
Computation of basic net capital requirement		
Computed minimum net capital required (6.6667% of aggregate indebtedness)	$	101,912
Minimum dollar net capital requirement	$	5,000
Excess net capital ($1,955,700 - $101,912)	$	1,853,788
Percentage of aggregate indebtedness to net capital		78.17%

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2017

Reconciliation with Company's computation included in part II of
Form X-17A-5 as of June 30, 2017

Net capital, as reported in Company's part II (unaudited) FOCUS report	$	1,787,993
Adjustments:		
Adjustment in revenue		(1,618,063)
Income taxes payable		1,739,132
Other movements		46,638
Net capital per the preceding calculation	$	1,955,700

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE & PAB RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2017

None, as the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2017

None, as the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of independent registered public accounting firm.

Ashmore Investment Management (US) Corporation
475 Fifth Avenue 15th Floor
New York, NY 10017

August 7, 2017

To Whom It May Concern,

Ashmore Investment Management (US) Corporation (the "Company") claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). The Company met this exemption provision through the fiscal year ended June 30, 2017 without exception.

Very truly yours,

Chris Tsutsui
Financial and Operations Principal
Ashmore Investment Management (US) Corporation

KPMG

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ashmore Investment Management (US) Corporation:

We have reviewed management's statements, included in the accompanying Ashmore Investment Management (US) Corporation Exemption Report, in which (1) Ashmore Investment Management (US) Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended 30 June 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

KPMG LLP

London
August 25, 2017

KPMG

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Ashmore Investment Management (US) Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to SIPC for the year ended June 30, 2017, which were agreed to by Ashmore Investment Management (US) Corporation ("the Company") and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended June 30, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

London
August 25, 2017